

December 7, 2010

Mr. Robbie Buchholtz
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 SD Highway 34, P.O. Box 100
Wentworth, SD 57075

      RE: **Lake Area Corn Processors, LLC**
               Form 10-K for the Fiscal Year ended December 31, 2009
               Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,
               2010 and September 30, 2010
               File No. 0-50254

Dear Mr. Buchholtz:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         John Hartz
                         Senior Assistant
                         Chief Accountant